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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUSTIN ATLANTIC CAPITAL INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ALHAMBRA PLAZA, SUITE 100

(No and Street)

CORAL GABLES	FLORIDA	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AARON RODRIGUEZ (305-507-1550)

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB GRAVIER, LLP.

(Name - *if individual, state last, first, middle name*)

396 ALHAMBRA CIRCLE, SUITE 900	CORAL GABLES	FLORIDA	33134
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AARON RODRIGUEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUSTIN ATLANTIC CAPITAL INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SILVIO LACAYO
MY COMMISSION # FF943000
EXPIRES December 13, 2019
(407) 398-0153 FloridaNotaryService.com

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. ((CASH FLOWS))
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- N/A [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUSTIN ATLANTIC CAPITAL INC.

Miami, Florida
(S.E.C. I.D. No. 8-043981)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES

December 31, 2016
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
and
SUPPLEMENTARY INFORMATION

AUSTIN ATLANTIC CAPITAL INC.

Miami, Florida

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2016

CONTENTS

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Austin Atlantic Capital Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Austin Atlantic Capital Inc. (f/k/a Shay Financial Services, Inc.) as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Austin Atlantic Capital Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Austin Atlantic Capital Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 and the Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (the "Supplementary Information") have been subjected to audit procedures performed in conjunction with the audit of Austin Atlantic Capital Inc.'s financial statements. This supplemental information is the responsibility of Austin Atlantic Capital Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information.

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax 305.446.6319
www.hlbgravier.com

In forming our opinion on the supplementary information, we evaluated whether the supplemental information, including its form and content, are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 and the Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gravier, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
February 23, 2017

AUSTIN ATLANTIC CAPITAL INC.

Statement of Financial Condition

As of December 31, 2016

	2016
ASSETS	
Cash and cash equivalents	$329,222
Due from brokers and clearing organizations	4,513
Receivables:	
Mutual fund distribution fees	18,030
Other Receivables	55,033
Total assets	$ 406,798
LIABILITIES AND SHAREHOLDER'S EQUITY	
Due to Austin Atlantic Inc.	$42,690
Accrued expenses and other payables	15,668
Total liabilities	58,358
Shareholder's equity	
Common stock, $1 par value: 7,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	5,134,144
Accumulated deficit	(4,786,704)
Total Shareholder's equity	348,440
Total liabilities and shareholder's equity	$ 406,798

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.

Statement of Operations

For the year ended December 31, 2016

	2016
Revenues	
Trading revenues from principal transactions	$391,980
Mutual fund distribution fees	439,107
Loan brokerage fees	360,128
Referral fees, trailers and other revenues	433,710
	1,624,925
Less: waiver of mutual fund distribution fees	(172,902)
Net revenues	1,452,023
Expenses	
Compensation	1,009,823
Trading, custody, clearing and distribution	212,506
Quotation and trading system costs	70,034
Occupancy	52,399
Professional fees	119,623
Travel and entertainment	34,463
Other expenses	102,572
Total expenses	1,601,420
Net Loss	$ (149,397)

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the year ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2016	$ 1,000	$ 5,054,144	$ (4,637,307)	$ 417,837
Capital Contributions		80,000		80,000
Net Loss			(149,397)	(149,397)
Balance at December 31, 2016	$ 1,000	$ 5,134,144	$ (4,786,704)	$ 348,440

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2016

		2016
Cash flows from operating activities		
Net loss	$	(149,397)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities		
Receivables		
Brokers and dealers		468,253
Mutual fund distribution fees		6,953
Accrued interest and other receivables		139,292
Payables		
Due to Austin Atlantic Inc.		(308,830)
Accrued expenses and other payables		(112,516)
Total adjustments		193,152
Net cash provided by operating activities		43,755
Cash flows from financing activities		
Capital Contribution from Austin Atlantic Inc.		80,000
Net cash provided by financing activities		80,000
Net increase in cash and cash equivalents		123,755
Cash and cash equivalents at beginning of year		205,467
Cash and cash equivalents at end of year	$	329,222

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Austin Atlantic Capital Inc. (the Company, formerly known as Shay Financial Services, Inc. and Provenance Financial Inc.) is a registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Austin Atlantic Inc. ("AAI" or "Parent Company", formerly known as Shay Investment Services Inc. and Provenance Financial Group, Inc.). The Company acts as an intermediary or agent between its customers and other financial institutions in the purchase and sale of various fixed-income investments products and loans, in addition to conducting proprietary transactions in equity securities, U.S. government securities, government agency securities, and certificates of deposit. The Company is also the distributor of various registered investment companies, including those managed and advised by an affiliate entity.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Agency transactions, distribution fees, and trading related revenue and expenses are recorded on a trade date basis.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days. Net cash flows are reported for interest bearing deposits in other financial institutions.

Trading Securities: The Company engaged in trading activities on a riskless principal basis during 2016. Related revenues from trading transactions were recognized as period earnings when traded.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 7. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value.

Concentration of Credit Risk: As of December 31, 2016, the Company has no concentrations of credit risk with depository institutions of the United States in the form of bank accounts. The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these financial instruments or transactions.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The Company intermediates as agent for the purchase and sale of loans and loan portfolios from and to its clients, activity for which it receives a placement or referral fee. Income is recognized once the transaction between the parties has closed.

Receivables and Payables to Brokers and Dealers: Receivables or payables to brokers and dealers represent balances due from or due to counterparties for trades, pending settlement, cash, and other balances primarily with the Company's clearing broker.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: AAI is a subchapter S corporation and the Company is a wholly owned subsidiary of AAI. Therefore, the Company is a disregarded entity for income tax purposes and all income and expense flows directly to the shareholder. The Company is not taxed at the corporate level and as such records, no tax related assets, expenses, or liabilities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Loss Contingencies: Loss contingencies, including claims, legal or regulatory actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. All legal fees are expensed as incurred. As of December 31, 2016 no such liabilities where recorded or threatened.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the Company are conducted in facilities and by some personnel shared with AAI and certain of its affiliates. As such, the Company can incur in management fees to AAI for overhead and administrative expenses used by the Company in conducting its business activities. Such expenses allocated to the Company include actual expenses used by and paid on behalf of the company as determined by AAI. For the year ended December 31, 2016, there was no management fees expense. At December 31, 2016, the payable to AAI for allocations and operating expenses amounted to $42,690 and the 2016 expenses allocated totaled $135,150.

The Company maintains bank accounts with an affiliated bank. At December 31, 2016, cash and cash equivalents at affiliated entities amounted to $1,542.

In addition, certificates of deposit owned by customers of the Company are held by an affiliate bank as custodian for these customers who are also customers of the affiliate bank.

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents can include highly liquid investments with short-term maturities. The Company may maintain cash balances in financial institutions in excess of the insurance limits provided by the Federal Deposit Insurance Corporation for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3").

NOTE 5 – FULLY DISCLOSED CLEARING AGREEMENT

The Company cleared securities transactions during 2016 on a fully disclosed basis through its clearing broker, a major New York-based financial institution. The Company terminated by mutual accord its clearing agreement with the clearing broker on November 23, 2016 as the company discontinued its security trading activities. At December 31, 2016, the Company had $4,513 of cash pending to be returned by the clearing broker.

NOTE 6 - MUTUAL FUND DISTRIBUTION FEES

The Company has distribution agreements with various registered investment companies. The Company's distribution agreement with Asset Management Fund, Inc., an institutional mutual fund managed and advised by an affiliate, provides that the Company receive payments based upon a percentage of each portfolio's average daily net assets. The Company voluntarily waived a portion of these fees for the year ended December 31, 2016, in the amount of $172,902, and its total fees earned for the same period were $439,107.

NOTE 7 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2016 the Company's assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value. There were no assets or liabilities measured on a non-recurring basis as of December 31, 2016.

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or its minimum net capital required of $25,000. The Company reduced its regulatory capital requirement during 2016, originally $100,000, as it terminated its securities trading activities and upon regulatory approval, which was received on December 22, 2016. At December 31, 2016, the Company's net capital was $275,377 while its required net capital was $25,000, and its ratio of aggregate indebtedness to net capital was 0.2119 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 9 – SUBSEQUENT EVENTS

In accordance with ASC 855 the Company has evaluated subsequent events and transactions for potential recognitions and/or disclosure through February 23, 2017, which is the date the financial statements were available to be issued, and determined that there were no significant items affecting the accompanying financial statements that required such recognition or disclosure.

SUPPLEMENTARY INFORMATION

AUSTIN ATLANTIC CAPITAL INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2016

Total Stockholder's equity	$ 348,440
Deductions and charges	
Cash balances deposited in CRD	5,692
Mutual fund distribution fees	18,030
Receivables from non-customers and other assets	49,341
Total non-allowable assets	73,063
Net capital before haircuts on securities	275,377
Haircuts on securities	
Total haircuts on securities	0
Net capital	$ 275,377
Aggregate indebtedness	
Items included in statement of financial condition	
Total liabilities	$ 58,358
Aggregate indebtedness to net capital	21.19%
Computation of basic net capital requirement	
Minimum net capital required	25,000
Net capital	$ 275,377
Excess net capital	$ 250,377
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 245,377

There were no differences between the amounts presented above and the amounts presented in the Company's December 31, 2016 FOCUS Part II filings submitted on January 24, 2017.

AUSTIN ATLANTIC CAPITAL INC
SHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2016

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited Business (mutual funds and/or variable annuities only) ____X____

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained ________

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm ______________________ ________

D. (k)(3) - Exempted by the order of the Commission ________

Information for Possession or Control Requirements Under Rule 15c3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 ________

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 ________

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 N/A__X___

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Austin Atlantic Capital Inc.
Miami, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Austin Atlantic Capital Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Austin Atlantic Capital Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (exemption provision pursuant to paragraph (k)(2)(i) and paragraph (k)(1)(ii)) (the "exemption provisions") and (2) Austin Atlantic Capital Inc. stated that Austin Atlantic Capital Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Austin Atlantic Capital Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Austin Atlantic Capital Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and paragraph (k)(1)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gravier, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
February 23, 2017

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305 446 6319
www.hlbgravier.com

AUSTIN ATLANTIC

Austin Atlantic Capital Inc. Exemption Report

Austin Atlantic Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) from January 01, 2016 and through December 22, 2016.
(2) The Company changed its business model and its FINRA membership agreement, which were approved by its SRO on December 22, 2016, to claim an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1)(ii).
(3) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) and of 17 C.F.R. § 240.15c3-3 (k)(1)(ii) throughout the most recent fiscal year without exception.

Austin Atlantic Capital Inc.
[Name of Company]

We, Rodger D. Shay Jr,(President) and Aaron Rodriguez (Chief Financial Officer) swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

By: ______________________

Title: Chief Financial Officer

February 23, 2017.

Austin Atlantic Capital Inc. | 1 Alhambra Plaza, Suite 100 | Coral Gables, FL 33134 | Office 305-507-1549 | Fax 305-507-1537

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder of
Austin Atlantic Capital Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Austin Atlantic Capital Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Austin Atlantic Capital Inc.'s compliance with the applicable instructions of Form SIPC-7. Austin Atlantic Capital Inc.'s management is responsible for Austin Atlantic Capital Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [trial balances and SIPC calculation schedule prepared by management], noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [SIPC calculation schedule prepared by management] supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305 446.3022 • Fax: 305 446.6319
www.hlbgravier.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gravier, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
February 23, 2017